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                              February 17, 2021

       Zhao Wenjing
       Chief Executive Officer
       Long Mall Internet Technology Co. Ltd.
       No. 7-11, 5th Floor, Building A1, Gongbin Xiaoqu
       No. 1 Nanzhi Road, Xiangfang District
       Harbin City, Heilongjiang Province
       People's Republic of China 150000

                                                        Re: Long Mall Internet
Technology Co. Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-250105

       Dear Ms. Wenjing:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed February 5, 2021

       Business of the Company, page 21

   1. We note your discussion of your relationship with vendors in Note 2 to your unaudited financial statements
for the three months ended September 30, 2020. Please revise to identify them. If they
are your principal suppliers, please also disclose the role they play in your sale of
fast-moving consumer goods and fresh produce provided to your customers and what you are
purchasing from these vendors. Refer to Item 101(h)(4)(v) of
                                                        Regulation S-K.
 Zhao Wenjing
Long Mall Internet Technology Co. Ltd.
February 17, 2021
Page 2
General

2. Please update your financial statements to include your results for the quarter ended
      December 31, 2020. Revise your registration statement where appropriate to discuss these results. Refer to Rule 8-08 of Regulation S-X.
       You may contact Blaise Rhodes at (202) 551-3774 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameZhao Wenjing
                                                    Division of Corporation
Finance
Comapany NameLong Mall Internet Technology Co. Ltd.
                                                    Office of Trade & Services
February 17, 2021 Page 2
cc:       Robert Brantl
FirstName LastName